DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2006 SEP -5 A 10:41
OFFICE OF INTE[illegible]
CORPORATE FI[illegible]

06016490

File No: *82-34989*

SUPPL

23 August 2006

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange on 8 August, 11 August and 23 August 2006. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL

Sarah Carne
Manager – Secretariat Services

dlw 9/5

RECEIVED

2006 SEP -5 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC DURING THE PERIOD 9 MAY 2006 TO 27 AUGUST 2006-06-02

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement	3 July 2006
19 June 2006	Stock Exchance Announcement	3 July 2006
20 June 2006	Stock Exchance Announcement	3 July 2006
27 June 2006	Stock Exchance Announcement	3 July 2006
8 August 2006	Stock Exchange Announcement	23 August 2006
11 August 2006	Stock Exchange Announcement	23 August 2006
23 August 2006	Stock Exchange Announcement	23 August 2006

RNS Number:0221I
Debenhams plc
23 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Wellington Management Company, LLP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various registered holders. Wellington Management Company, LLP's acts as an investment manager and shares acquired are held in the client accounts' names or that of their custodians or nominees.

5. Number of shares / amount of stock acquired

8,271,695 Ordinary shares

6. Percentage of issued class

0.96%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

22 August 2006

11. Date company informed

23 August 2006

12. Total holding following this notification

35,211,898

13. Total percentage holding of issued class following this notification

4.10%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

23 August 2006

END

RNS Number:5553H
Debenhams plc
11 August 2006

DEBENHAMS PLC

REGISTRATION NUMBER: 5448421

11 August 2006

SECTIONS 198-203 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Notification was received yesterday that, as at 4 August 2006, The Goldman Sachs Group, Inc, no longer had a notifiable interest in the ordinary shares of the Company.

For further information contact:

Guy Johnson - Tel: 0207 408 3529

Name of authorised company official responsible for making this notification:

Guy Johnson, Company Secretary

END

ANNOUNCEMENTS

REG-Debenhams plc Acquisition

Released: 08/08/2006

RNS Number:3780H
Debenhams plc
08 August 2006

8 August 2006

DEBENHAMS plc

Debenhams Acquires Nine Stores in Ireland and steps up UK opening programme

Debenhams plc announces that a contract has been signed today for the acquisition from Roches Stores of nine leasehold stores in the Republic of Ireland.

The acquisition, an asset purchase by Debenhams Retail (Ireland) Limited, will be for a consideration of e29 million plus the value of stock. The e29 million is payable in three instalments, e15 million at completion, e5 million on the first anniversary and e9 million on the second anniversary following completion. The acquisition will be funded from existing cash and bank facilities.

The stores, which are in Henry Street, Dublin; Blanchardstown; Blackrock; Tallaght; Cork; Limerick; Tralee; Galway and Waterford, have a total trading space of 500,000 sq ft. Debenhams will acquire the assets in these stores and the properties will be leased to Debenhams. The acquisition is expected to be earnings enhancing during the financial year ending August 2008.

Debenhams intends to convert the stores and introduce its unique mix of designer products, concessions and international brands over a period of six to twelve months.

Completion is subject to a number of conditions including Irish Competition Authority clearance.

Rob Templeman, Chief Executive Officer, Debenhams, said: "There are significant opportunities to grow our department store portfolio across the UK and Republic of Ireland at attractive returns. We are pleased to announce the acquisition of nine stores in the Republic of Ireland today, which considerably boosts our local presence".

These further nine stores will bring the total number of Debenhams' stores in the UK and Republic of Ireland to 135, including existing stores in Dublin, Cork and Newbridge and four Desire by Debenhams stores.

At the time of admission to the London Stock Exchange on 9th May 2006, Debenhams reported that it had signed contracts to open 21 new department stores by the end of the 2011 financial year. Since that time, the Doncaster and Workington stores have opened and further contracts have been signed for four additional department stores in the UK, at White City (London), Bury (Greater Manchester), Livingston and Newport (Gwent).

Contracts for four Desire by Debenhams stores (in addition to the four existing stores) have also been signed, three of which will be open before Christmas (at Birmingham Fort, Kirkcaldy and Merthyr Tydfil) and the other, at Walton-on-Thames, before Easter next year.

Debenhams will give an update on trading for the year ending 2 September, 2006 on Monday 18 September, 2006. Preliminary results for the year ending 2 September will be announced on 24 October, 2006.

-ends-

Enquiries:

Media

Gainsborough Communications

Andy Cornelius 020 7190 1703

Duncan Murray 020 7190 1704

Analysts

Debenhams plc

Rob Templeman, Chief Executive

Chris Woodhouse, Finance Director